Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Circular of Landa App 3 LLC on Form 1-A/A to be filed on or about May 23, 2022 of our reports dated May 23, 2022, on our audits of (i) the balance sheet of Landa App 3 LLC as of December 31, 2021, and (ii) the statements of revenues and certain expenses for each of 6696 Mableton Parkway SE, 1363 Hancock Street, 996 Greenwood Ave NE, 368 Irwin Street NE, 132 Cornelia Street, and 24 Ditmars Street for the year ended December 31, 2021. Our report on Landa App 3 LLC includes an explanatory paragraph about the existence of substantial doubt concerning its ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Offering Circular.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

May 23, 2022